                                                                    Exhibit (n)





To:      The Board of Directors and Shareholders
         Morgan FunShares, Inc.

Re: Registration Statement on Form N-2 for non-transferable rights to purchase up to 734,993 shares of common stock to be initially filed with the Securities and Exchange Commission on or about December 6, 2002

Ladies and Gentlemen:

With respect to the subject registration statement, we consent to the use of our report dated January 8, 2002 for Morgan FunShares, Inc. and to all references to our firm included in or made a part of the subject registration statement, including the references to our firm under the heading "Financial Highlights" in the prospectus and under the heading "Accountants" in the Statement of Additional Information.

/s/ McCurdy & Associates CPA's, Inc.
Westlake, Ohio
December 2, 2002